Mail Stop 6010
      October 31, 2005

VIA U.S. MAIL AND FACSIMILE (763)  553-0052

John R. Judd
Chief Financial Officer
ATS Medical, Inc.
3905 Annapolis Lane
Minneapolis, Minnesota  55447

      Re:	ATS Medical, Inc.
		Form 10-K for the year ended December 31, 2004
      Filed March 14, 2005
      Form 10-Q for the quarterly period ended March 31, 2005 and June 30, 2005
		File No. 000-18602

Dear Mr. Judd:

      We have reviewed your filing and have the following comments.
We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2004

Results of Operations, page 16

Cost of Goods Sold, page 17
1. We note that your MD&A discussion includes Non-GAAP measures called "Adjusted cost of goods sold" and "Adjusted cost of goods sold as a percentage of net sales." Please tell us how these measures comply with the guidance provided in SEC Rule 34-47226 - Conditions for Use of Non-GAAP Financial measures or the Staff`s FAQ Regarding the use of Non-GAAP Financial Measures since they clearly exclude recurring items. Please refer to Questions 8 and 9 of the FAQ.

Liquidity and Capital Resources, page 19

Cash Management, page 20
2. We see that you are required to resume purchasing carbon components from Carbomedics under the supply agreement in 2007 through 2011. We also note that the supply agreement was previously suspended in 2002 due to the accumulation of the high priced inventory acquired from Carbomedics. You disclose that as of December
31, 2004 you had not yet sold the entire inventory acquired prior to
2002 and that the purchase commitments in 2007 will remain at the same pricing level. In your response and in future filings, please discuss how the minimum purchase commitments of the supply agreement will affect future cash flows and inventory levels. Specifically, please address how you intend to avoid the build up of inventory that occurred under the supply agreement in 2002.

Form 10-Q for the quarterly period ended March 31, 2005

Item 4.  Controls and Procedures, page 19
3. We note that you had a material weakness in your disclosure controls and procedures as of December 31, 2004 related to your inventory cycle counting methods, as disclosed in your Form 10-K. As of March 31, 2005, you disclose that your disclosure controls and procedures are effective. Please tell us and revise future filings to clarify the changes made to correct the material weaknesses in your disclosure controls and procedures as of March 31, 2005. Your filing should disclose any changes made to your disclosure controls and procedures or to your internal control over financial reporting in response to a significant deficiency or material weakness. Please refer to Question 11 of the Frequently Asked Questions for Management`s Report on Internal Control over Financial Reporting and
Certification of Disclosure in Exchange Act Periodic Reports located on the SEC website.

Form 10-Q for the quarterly period ended June 30, 2005

Consolidated Financial Statements

Note 6.  Licensing Fee Payments, page 8
4. We reference your disclosure of the $1.6 million licensing fee payment made to CryoCath Technologies during the quarter ended June
30, 2005. Please tell us and disclose in future filings your accounting for the licensing fee payment, including the amortization period.  Please consider the disclosure requirements of paragraph
44
of SFAS 142 in future filings.

Results of Operations, page 10
5. We see from your table on page 10 that your gross profit percentage increased from 28.4% for the six months ended June 30, 2004 to 40.3% for the six months ended June 30, 2005. We also note from the table on page 11 that the six months year to date increase in average sales price was 0.6% while the increase in unit sales was
7.4%. Please tell us and revise future filings to clarify the specific factors that resulted in material changes in gross profit margin.

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Kristin Lochhead at (202) 551-3664 or me at
(202) 551-3676 if you have questions. In this regard, please do not hesitate to contact Martin James, Senior Assistant Chief
Accountant,
at (202) 551-3671 with any other questions.


      Sincerely,



      Brian Cascio
      Accounting Branch Chief

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John R. Judd
ATS Medical, Inc.
October 31, 2005
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